UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three months ended March 31,
	2010	2009

Revenue
Passenger ticket	$279,032	$283,148
Onboard and other	137,470	141,307

Total revenue	416,502	424,455

Cruise operating expense
Commissions, transportation and other	63,937	66,949
Onboard and other	32,822	35,436
Payroll and related	77,024	82,263
Fuel	47,338	32,528
Food	24,751	29,992
Other	48,292	63,082

Total cruise operating expense	294,164	310,250

Other operating expense
Marketing, general and administrative	64,199	63,303
Depreciation and amortization	37,857	37,984

Total other operating expense	102,056	101,287

Operating income	20,282	12,918

Non-operating income (expense)
Interest income	28	348
Interest expense, net of capitalized interest	(35,839)	(25,412)
Other income (expense)	(603)	17,335

Total non-operating income (expense)	(36,414)	(7,729)

Net income (loss)	$(16,132)	$5,189

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	March 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$90,489	$50,152
Restricted cash	2,881	3,097
Accounts receivable, net	7,452	7,868
Inventories	31,263	28,865
Prepaid expenses and other assets	48,674	61,580

Total current assets	180,759	151,562

Property and equipment, net	3,824,794	3,836,127
Goodwill and tradenames	602,792	602,792
Other assets	215,939	220,867

	$4,824,284	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$17,168	$3,586
Accounts payable	39,745	28,376
Accrued expenses and other liabilities	223,331	206,419
Due to Affiliate, net	392	225
Advance ticket sales	320,213	255,432

Total current liabilities	600,849	494,038

Long-term debt	2,474,996	2,554,105
Other long-term liabilities	58,008	58,654

Total liabilities	3,133,853	3,106,797

Commitments and contingencies (Note 7)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,328,929	2,328,302
Accumulated other comprehensive income	3,684	2,299
Retained earnings (deficit)	(642,207)	(626,075)

Total shareholders’ equity	1,690,431	1,704,551

	$4,824,284	$4,811,348

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Three months ended March 31,
	2010	2009

Cash flows from operating activities
Net income (loss)	$(16,132)	$5,189
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	42,582	37,984
Gain on translation of debt	—	(17,067)
Loss on derivatives	297	799
Stock compensation expense	630	173
Changes in operating assets and liabilities:
Accounts receivable, net	416	152
Inventories	(2,398)	551
Prepaid expenses and other assets	15,617	2,843
Accounts payable	11,369	(30,622)
Accrued expenses and other liabilities	15,969	(28,915)
Advance ticket sales	64,781	32,996

Net cash provided by operating activities	133,131	4,083

Cash flows from investing activities
Additions to property and equipment, net	(26,524)	(56,110)
Restricted cash	337	34

Net cash used in investing activities	(26,187)	(56,076)

Cash flows from financing activities
Repayments of long-term debt	(65,527)	(73,862)
Proceeds from long-term debt	—	30,000
Transactions with Affiliates, net	167	62,600
Other	(1,247)	(1,026)

Net cash provided by (used in) financing activities	(66,607)	17,712

Net increase (decrease) in cash and cash equivalents	40,337	(34,281)
Cash and cash equivalents at beginning of period	50,152	185,717

Cash and cash equivalents at end of period	$90,489	$151,436

Supplemental disclosures (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

As used in this document, the terms “we,” “our,” “us” and “Company” refer to NCL Corporation Ltd. and its subsidiaries. “Genting HK” refers to Genting Hong Kong Limited and its affiliates (formerly Star Cruises Limited and its affiliates). “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “TPG” refers to the entities TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. “Affiliate(s)” refers to Genting HK, Apollo, and/or TPG. References to the “U.S.” are to the United States of America and references to “dollars” or “$” are to U.S. dollars.

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, reflect all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009, which are included in our most recently filed Annual Report on Form 20-F.

Revenue and Expense Recognition

Revenue and expense include taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $21.9 million and $21.5 million for the three months ended March 31, 2010 and 2009, respectively.

2.	Profits Sharing Agreement

In July 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. Apollo, Genting HK and TPG are entitled to initially receive any distributions made by the Company, pro-rata based on their shareholdings in the Company. Once Apollo, Genting HK and TPG receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount which is expected to be in the form of shares, which form is determined solely by the Company.

In July and December 2009, the profits interests, consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to key employees. The TBUs vest on a straight-line basis over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles. Non-vested TBUs and all PBUs are forfeited upon termination of employment. Vested TBUs can either be continued or cancelled and paid out to the employee at the Company’s discretion.

For the three months ended March 31, 2010, we recorded $0.6 million of compensation expense for vested TBUs which is included in marketing, general and administrative expense in our consolidated statement of operations. As of March 31, 2010, there was $2.6 million of total unrecognized compensation expense related to TBU non-vested shares.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets or liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following tables set forth our derivatives that were measured at fair value as of March 31, 2010 and December 31, 2009, categorized by input level in the fair value hierarchy (in millions).

	As of March 31, 2010
Derivatives:	Level 1	Level 2	Level 3	Netting	Total
Assets (prepaid expenses and other assets)
Fuel swaps	$—	$10.5	$—	(0.5)	$10.0

Liabilities (accrued expenses and other liabilities)
Interest rate swap	—	8.0	—	—	8.0
Fuel swaps	—	0.5	—	(0.5)	—

Total liabilities	$—	$8.5	$—	$—	$8.0

	As of December 31, 2009
Derivatives:	Level 1	Level 2	Level 3	Netting	Total
Assets (prepaid expenses and other assets)
Fuel swaps	$—	$9.0	$—	$—	$9.0

Liabilities (accrued expenses and other liabilities)
Interest rate swap	$—	$10.1	$—	$—	$10.1

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments.

As of March 31, 2010 and December 31, 2009, our derivative instruments consisted of an interest rate swap and fuel swaps. We entered into an interest rate swap agreement to modify our exposure to interest rate movements and to manage our interest expense. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices qualifying and designated as hedging instruments (“cash flow hedges”) with contracts through 2011. As of March 31, 2010 and 2009, the notional amount of outstanding debt related to the interest rate swap was $400.0 million and the fuel swaps pertained to 488.2 thousand metric tons and 302.5 thousand metric tons, respectively, of our projected fuel purchases.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative instrument are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit risks related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty nonperformance under derivative instruments, our revolving credit facility and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate nonperformance by any of our significant counterparties.

We recognized the gain or (loss) for the changes in fair value of derivatives not designated as hedging instruments in other income (expense) in our consolidated statements of operations for the three months ended March 31, 2010 and 2009 as follows (in thousands):

	2010	2009
Interest rate swap	$(664)	$131
Foreign currency forward contracts	—	(2,921)
Fuel derivative contracts	—	1,991

Total gain (loss) related to derivatives not designated as hedging instruments	$(664)	$(799)

As of March 31, 2009 we did not have any instruments designated as cash flow hedges. The changes in fair value of fuel swaps which were designated as cash flow hedges for the three months ended March 31, 2010 were as follows (in thousands):

2010
Amount of gain recognized to other comprehensive income - effective portion	$1,297
Amount of gain recognized to other income (expense) - ineffective portion	309

Total gain related to derivatives designated as hedging instruments	$1,606

As of March 31, 2010 and December 31, 2009, the fair value of our long-term debt, including the current portion, was $2,518.7 million and $2,483.1 million, respectively, which was $26.5 million more and $74.6 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturities of these financial instruments.

4.	Foreign Currency

As of March 31, 2010, all of our long-term debt was denominated in U.S. dollars. As of March 31, 2009, we had long-term debt denominated in euro totaling $313.6 million based on the euro/U.S. dollar exchange rate as of March 31, 2009. For the three months ended March 31, 2009, we had foreign currency translation gains of $15.4 million, primarily related to the translation of our then euro-denominated long-term debt to U.S. dollars. These translation amounts include the effects of our foreign currency forward contracts and were recorded as a component of other income (expense) in our consolidated statement of operations.

5.	Long-Term Debt

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of March 31, 2010.

As of March 31, 2010, availability under our senior secured revolving credit facility was $271.7 million.

6.	Employee Benefit Plan

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Shipboard Retirement Plan. For the three months ended March 31, 2010 and 2009, we have recognized pension expense of $0.5 million for each period in our consolidated statements of operations. Changes in the projected benefit obligation are recognized to other comprehensive income (loss). We refer you to Note 8 “Comprehensive Income (Loss).”

7.	Commitments and Contingencies

Capital Expenditures

We anticipate that capital expenditures will be $1.0 billion, $70.0 million and $70.0 million for the years ending December 31, 2010, 2011 and 2012, respectively, based on the euro/U.S. dollar exchange rate as of March 31, 2010.

Norwegian Epic is under construction with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the euro/U.S. dollar exchange rate as of March 31, 2010, is $1.2 billion. As of March 31, 2010, we had capitalized costs of $300.0 million for Norwegian Epic and the remaining cost is subject to fluctuations in the euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

(i) In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. As part of the agreement, NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL at the time of the incident, agreed to enter into a civil Consent Judgment with the U.S. Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. The required safety reviews were completed in April 2009, and the appropriate reports were provided to the U.S. Attorney’s Office. In May 2009, the plaintiffs filed a motion to file supplemental claims requesting additional damages. In July 2009, we filed a response to the plaintiffs’ motion and a motion for sanctions. In March 2010, the Court denied the plaintiffs’ motion and granted our motion for sanctions. The Plaintiffs’ subsequently filed a motion for reconsideration which is pending before the Court. We are not able at this time to estimate any further impact from these proceedings.

(ii) The Office of the Attorney General for the State of Florida conducted an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. In March 2010, we were advised that the Office of the Attorney General was no longer pursuing this matter.

(iii) In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

(iv) In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

(v) In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. As of March 31, 2010 and December 31, 2009, an aggregate of $88.6 million and $89.3 million, respectively, of collateral from all of our service providers was included in other assets in our consolidated balance sheet.

8.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges as well as changes in the projected benefit obligation of our Shipboard Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands):

	Three months ended
	March 31,
	2010	2009
Net income (loss)	$(16,132)	$5,189
Changes related to Shipboard Retirement Plan:
Initial recognition of projected benefit obligation	—	(8,549)
Amortization of actuarial gain	(7)	—
Amortization of prior service cost	95	178
Changes related to cash flow hedges	1,297	—

Total comprehensive income (loss)	$(14,747)	$(3,182)

9.	Supplemental Cash Flow Information

For the three months ended March 31, 2010, we had non-cash operating activities of $1.3 million in connection with cash flow hedges. For the three months ended March 31, 2009, we had non-cash financing activities of $280.7 million in connection with the transfer of Norwegian Sky to Genting HK. We also had $8.5 million of non-cash activities in connection with our Shipboard Retirement Plan.

NCL Corporation Ltd.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	general industry trends, including the introduction of competing itineraries and other products by other companies;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the continued availability under our credit facilities and compliance with our covenants;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	changes in general economic, business and geo-political conditions;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•

increases in our future fuel expenses related to implementing recently proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	changes in other operating costs such as crew, insurance and security;

•	the continued availability of attractive port destinations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial information should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009, which are included in our most recently filed Annual Report on Form 20-F.

Terminology and Non-GAAP Financial Measures

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Double occupancy per cabin multiplied by the number of cruise days for the period.

•	Dry-dock. Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the Summary section.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us. Passenger ticket revenue is generally collected from passengers prior to their departure on the cruise.

Onboard and other revenue primarily consists of revenue from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, credit card fees and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including dry-docking costs), ship insurance, ship charter costs and other ship expenses.

Summary

The following table sets forth operating data as a percentage of revenue:

	Three months ended March 31,
	2010	2009
Revenue
Passenger ticket	67.0%	66.7%
Onboard and other	33.0%	33.3%

Total revenue	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	15.3%	15.8%
Onboard and other	7.9%	8.3%
Payroll and related	18.5%	19.4%
Fuel	11.4%	7.7%
Food	5.9%	7.1%
Other	11.6%	14.8%

Total cruise operating expense	70.6%	73.1%

Other operating expense
Marketing, general and administrative	15.4%	14.9%
Depreciation and amortization	9.1%	9.0%

Total other operating expense	24.5%	23.9%

Operating income	4.9%	3.0%

Non-operating income (expense)
Interest income	—%	0.1%
Interest expense, net of capitalized interest	(8.6)%	(6.0)%
Other income (expense)	(0.2)%	4.1%

Total non-operating income (expense)	(8.8)%	(1.8)%

Net income (loss)	(3.9)%	1.2%

The following table sets forth selected statistical information:

	Three months ended March 31,
	2010	2009
Passengers Carried	305,025	335,041
Passenger Cruise Days	2,144,546	2,263,459
Capacity Days	1,988,280	2,117,520
Occupancy Percentage	107.9%	106.9%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three months ended
	March 31,
	2010	2009
Passenger ticket revenue	$279,032	$283,148
Onboard and other revenue	137,470	141,307

Total revenue	416,502	424,455
Less:
Commissions, transportation and other expense	63,937	66,949
Onboard and other expense	32,822	35,436

Net Revenue	$319,743	$322,070

Capacity Days	1,988,280	2117,520
Gross Yield	$209.48	$200.45
Net Yield	$160.81	$152.10

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended
	March 31,
	2010	2009
Total cruise operating expense	$294,164	$310,250

Marketing, general and administrative expense	64,199	63,303

Gross Cruise Cost	358,363	373,553
Less:
Commissions, transportation and other expense	63,937	66,949
Onboard and other expense	32,822	35,436

Net Cruise Cost	$261,604	$271,168

Capacity Days	1,988,280	2,117,520
Gross Cruise Cost per Capacity Day	$180.24	$176.41
Net Cruise Cost per Capacity Day	$131.57	$128.06

Three months ended March 31, 2010 compared to three months ended March 31, 2009

Revenue

Total revenue decreased 1.9% in 2010 compared to 2009 primarily due to a 6.1% decrease in Capacity Days which was the result of the departure of Norwegian Majesty from our fleet upon expiration of the relevant charter agreement in October 2009. Net Revenue remained relatively unchanged in 2010 compared to 2009, as the 6.1% decrease in Capacity Days was substantially offset by a 5.7% increase in Net Yield. The increase in Net Yield was primarily due to an increase in passenger ticket pricing and onboard revenue due to increased net revenue from our shore excursions and gaming operations.

Expense

Total cruise operating expense decreased 5.2% in 2010 compared to 2009 primarily related to a decrease in Capacity Days and lower ship operating expenses partially offset by an increase in fuel expense primarily as a result of an increase in fuel prices. Fuel price per metric ton increased 63.8% to $488 in 2010 from $298 in 2009. Total other operating expense remained relatively unchanged compared to 2009 with an increase in marketing expenses offset by lower expenses associated with cost control initiatives. Net Cruise Cost decreased 3.5% in 2010 compared to 2009 primarily due to a decrease in Capacity Days. Net Cruise Cost per Capacity Day increased 2.7% due to higher fuel expense per Capacity Day; higher maintenance and repairs per Capacity Day due to an increase in dry-dock expenses; and higher marketing, general and administrative expense per Capacity Day; partially offset by lower port and other ship operating expense per Capacity Day. Depreciation and amortization expense remained relatively unchanged in 2010 compared to 2009.

Interest expense, net of capitalized interest, increased to $35.8 million in 2010 from $25.4 million in 2009 primarily due to higher average interest rates. Other income (expense) was an expense of $(0.6) million in 2010 compared to income of $17.3 million in 2009. The income in 2009 was primarily due to foreign currency translation gains of $15.4 million. Foreign currency translation gains were primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars.

Liquidity and capital resources

Net cash provided by operating activities was $133.1 million and $4.1 million for the three months ended March 31, 2010 and 2009, respectively. For the three months ended March 31, 2010, the changes in cash provided by operating activities were primarily due to increases in advance ticket sales and timing differences in cash payments relating to operating assets and liabilities. For the three months ended March 31, 2009, the changes in cash provided by operating activities were primarily due to an increase in net income partially offset by timing differences in cash payments relating to operating assets and liabilities.

Net cash used in investing activities, primarily consisting of additions to property and equipment related to payments for construction of Norwegian Epic, was $26.2 million and $56.1 million for the three months ended March 31, 2010 and 2009, respectively.

Net cash used in financing activities was $66.6 million for the three months ended March 31, 2010, primarily due to repayments of our revolving credit facility. Net cash provided by financing activities for the three months ended March 31, 2009 was $17.7 million, primarily due to transactions with an Affiliate and draw downs on our revolving credit facilities which were partially offset by repayments of these facilities, payments on other outstanding loans and loan arrangement fees.

Capitalized interest increased to $4.6 million in 2010 from $2.6 million in 2009 due to a higher level of investment in the construction of Norwegian Epic.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. We anticipate that capital expenditures will be $1.0 billion, $70.0 million and $70.0 million for the years ending December 31, 2010, 2011 and 2012, respectively, based on the euro/U.S. dollar exchange rate as of March 31, 2010.

Norwegian Epic is under construction with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the euro/U.S. dollar exchange rate as of March 31, 2010 is $1.2 billion. As of March 31, 2010 we had capitalized costs of $300.0 million for Norwegian Epic and the remaining cost is subject to fluctuations in the euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Other

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources

As of March 31, 2010, our liquidity was $362.2 million.

We have up to $895.6 million (based on the euro/U.S. dollar exchange rate as of March 31, 2010) of export credit financing in place for Norwegian Epic, which will complete our funding requirements for this ship.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of March 31, 2010.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of March 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended March 31, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.

By:	/s/ KEVIN M. SHEEHAN
Name:	KEVIN M. SHEEHAN
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 4, 2010